Exhibit 95

Mine Safety Disclosure for Silver Falcon Mining Inc. - Annual Report Requirements for 2013

Under Section 1503 of the Dodd-Frank Act:

Our Diamond Creek Mill, the operator,  is operated subject to the regulations of the Federal Mine Safety and Health Administration (MSHA) under the Federal Mine Safety and Health Act of 1977 (the "Mine Act").  In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was signed into law, and amended in December 2011.   The Following mine safety data is provided pursuant to the Dodd-Frank Act.

When MSHA believes a violation of the mill site has occurred, it may issue a citation for such violation, including a civil penalty or fine, and the operator must abate the alleged violation.  During the annual period of 2013, MSHA proposed $ 300 in penalty assessments at the Diamond Creek Mill.

During the annual period of 2013, Diamond Creek Mill was issued 3 citations.

As required by the reporting requirements of the Dodd-Frank Act, the table below presents the following information for the annual period ended December 31, 2013 for the Diamond Creek Mill in Murphy, Idaho.

Section 104 S&S Citations	Section 104(b) Orders	Section 104(d) Citations and Orders	Section 110(b)(2) Violations	Section 107(a) Orders	Total Dollar Value of MSHA Assessments Proposed	Total Number of Mining Related Fatalities	Received Notice of Pattern of Violations Under Section 104(e)	Received Notice of Potential to have Patterns Under Section 104(e)	Legal Actions Pending as of Last Day of Period	Legal Actions Initiated During Period	Legal Actions Resolved During Period
0	0	0	0	0	$300	0	0	0	2	0	1